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December 15, 2016

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Attn: Valerie Lithotomos, Esq.

Re:	SCM Trust – Shelton Tactical Credit Fund
File Nos. 333-214181; 811-05617

Dear Ms. Lithotomos:

On behalf of the Registrant, set forth below is our response to each of your comments received on December 6, 2016. We have addressed the comments received and request accelerated review of the N-14A Pre-Effective Amendment #2.

Comment 1: Confirm risk addressing high portfolio turnover is reflected in the N-14.

Response: We confirm that the risk is disclosed in the N-14.

Comment 2: Clarify understanding of adjournment requirement.

Response: We understand that the postponement of a shareholder’s meeting is not at the advisor’s discretion and we will meet the rule requirements governing postponement of shareholder meetings to obtain a quorum.

Comment 3: Clarify header on Proposal 3.

Response: To consider and transact such other business as may properly come before the Meeting and any adjournments, postponements or delays thereof.  Including obtaining votes necessary for a quorum.

Comment 4: Provide a copy of the power of attorney giving Teresa Axelson authority to execute the 485(b) signature page.

Response: Copy of powers of attorney attached.

Comment 5: Form of Legal Opinion of Counsel.

Response: The Form of Legal Opinion of Counsel was filed with the initial N-14 on October 20, 2016 as Exhibit 991611.

Accounting Comment Responses

Comment 1: Review and correct the Expense Example for the Acquiring Fund, Investor Class.

Response: Confirm, correction reflected in the N-14.

Comment 2: Provide a statement on each pro forma financial statement referring readers to the notes to pro forma financial statements for additional information. Provide F/S notes explaining the tax consequences of the merger and the pro forma effects the merger has on significant account policies including valuation, tax status, etc. Also provide a note describing the use of estimates.

Response: Confirm, statement and additional notes to the pro forma financial statement have been added, as requested.

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at 415-625-4900.

Sincerely,
/s/ Steve Rogers
Steve Rogers
Chief Executive Officer

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